Mail Stop 4561

May 4, 2007

Larry M. Reid, Chief Executive Officer
GlobalTel IP, Inc.
7999 North Federal Highway, Suite 401
Boca Raton, FL 33487

By facsimile
(561) 939-1335

> **RE: GlobalTel, Inc.**
> **Registration Statement on Form SB-2/A**
> **Commission File No. 135585**
> **Date Filed: April 2, 2007**

Dear Mr. Williams:

    We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We note that an entity with the same corporate name as Interactive Media Technologies, Inc. a registered publicly entity (File No. 0-18030) that historically filed Exchange Act reports prior to 1995 but discontinued its reporting in late 1995. If this is the same entity, please advise us of the facts and circumstances under which this company ceased its '34 Act reporting. Further advise us of the nature of the company's current operations.

2. Please provide us with a description of the shareholder base of Interactive Media Technologies. This should include a discussion of the interrelationship(s) between stockholders of GlobalTel and stockholders of Interactive Media

Technologies, including a description of the extent to which affiliates of GlobalTel and are also affiliates of Interactive Media Technologies.

3. It appears that the distribution of GlobalTel shares by Interactive Media Technologies to its stockholders could involve a wider subsequent public distribution of GlobalTel shares. Please provide your analysis as to how you believe the current registration statement conforms to the requirements of Rule 415(a)(4) of Regulation C. Please give appropriate consideration to whether or not the registration statement should cover any resales to be conducted by stockholders of Interactive Media Technologies and whether these resales would need to be conducted at a fixed price. On a related matter, at this point, we are not able to concur with your response to comment 3 of our letter dated September 5, 2006 that the resales of the shares being distributed by the shareholders of Interactive Media Technologies can be distributed at fluctuating market prices.

4. Please file appropriate marked versions of your revised document as required by Item 310 of Regulation S-T.

5. We reissue comment 4 of our letter dated September 5, 2006. We note that the registration statement covers 812,500 shares of common stock which may be acquired upon exercise of outstanding warrants. In the appropriate location(s) in the prospectus, describe the material terms of the warrants, specifically the exercise price of the warrants, which is not clear from the disclosure. Disclosure in this regard indicates a range of $.12 to $.22 per share, with a weighted average of $.16.

Prospectus Cover Page

6. Expand the reference to Interactive Media Technologies, Inc., to inform potential investors that it is affiliated with Globeltel, and briefly describe the nature of the affiliation.

Management's Discussion and Analysis

7. Your discussion of the results of operations frequently provides non-quantified sources of changes. For example, refer to the disclosure addressing general and administrative expenses for the three months ended December 31, 2006 as compared to December 31, 2005. Furthermore, prefacing the reference to these two sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

Regulation, page 36

8. We note your revisions to comment 23 of our letter dated September 5, 2006 and we reissue the comment. We continue to believe that the disclosure addressing "Regulation" is unduly excessive and should be condensed into the information that is most material to investors. Please revise as appropriate consistent with the standards of Rule 421(b) of Regulation C. Disclosure that has no apparent application to the registrant is not consistent with Plain English principles and should be revised or deleted absent specific disclosure addressing the correlation of the text to your operations.

9. With respect to prior comment 20 of our letter dated September 5, 2006, you provided a list of jurisdictions where your company had operations as of March 22, 2007. Please tell us whether you obtained revenues from operations in countries not on this list for any of the periods covered by the financial statements included in the filing. If so, please identify those additional countries in your response letter.

Security Ownership of Certain Beneficial Owners and Management, page 50

10. Update the information in the beneficial ownership table to the latest practicable date, which should be no earlier than 30 days prior to the desired effective time.

The Selling Stockholders, page 56

11. We reissue comment 30 our letter dated September 5, 2006. Please provide disclosure with respect to how each selling security holder acquired or will acquire their shares. We view a discussion of the transactions in which each of the selling security holders received their shares as information required to be disclosed under Item 507 of Regulation S-B.

Auditor's Report, Page F-1

12. We note that in your letter dated July 26, 2006, that you are now register with the PCAOB, however, the firm is registered under Starman & Abitante, LLC. Explain why the firm is issuing a report under a different name than one registered with the PCAOB. Tell us the business and legal reasons why the firm uses different names. We may have further comments.

Major Supplier, Page F-7

13. We note that you have one major supplier which represents 100% of your cost of sales. Tell us and disclose the terms of any supply arrangement that you have with IMT. Describe the payment terms including who receives or collects

payments from customers or end-users. Indicate whether there are minimum levels of activity per year.

Revenue Recognition, Page F-7

14. You state that revenue is recognized as earned. Expand this disclosure to indicate when revenue is earned and realized (e.g., upon delivery). That is, confirm that all the criteria outlined in SAB 104 have been satisfied prior to recognizing revenue. Tell us and disclose the accounting literature that you apply. Clearly identify all the elements or deliverables provided to a customer (e.g., phones, services, support). In addition, disclose how service revenues are recognized and earned. The disclosure should indicate whether the company receives a transaction fee or a fixed fee. If a fixed fee is received, indicate how this fee is earned and how revenue is measured. Your response should also address EITF 99-19 to support gross revenue presentation. We may have further comments.

Note 8 Obligations under Operating Leases, Page F-13

15. We note that IMT also supplies the Company with certain administrative, billing, marketing and web site support and software support under a separate agreement. Tell us and disclose the terms of this arrangement including the fees for such services. Confirm that this agreement does not provide IMT with control over your company. Refer to EITF 97-2.

Part II – Information Not Required in Prospectus

Exhibits

16. We note your response to comment 28 of our letter dated September 5, 2006, however, we refer to you paragraph (b)(10)(i)(A) of Regulation S-B, which specifies that any contracts to which selling shareholders named in the filing are parties must be filed as exhibits. In this respect, the warrant agreements with the selling shareholders are contractual arrangements and should be filed, pursuant to our prior request.   Please revise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at (202) 551-3397. If you need further assistance, please contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief